28 West 44th Street, 16th Floor

New York, NY 10036

September 17, 2007

VIA EDGAR AND BY HAND

John Reynolds, Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3561

450 Fifth Street, N.W.

Washington, DC 20549

Re:	Symmetry Holdings Inc.

Amendment No. 2 Proxy Statement on Schedule 14A

Filed August 17, 2007

File No. 001-33342

Dear Mr. Reynolds:

On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated September 14, 2007 to Mr. Corrado De Gasperis, Symmetry’s Chief Executive Officer, relating to the above-captioned Proxy Statement. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

1.

If you add to or delete any material information from the proxy statement in any subsequent amendment that is not in response to a staff comment, please briefly identify those changes and their purpose in your response letter.

The Company has added the following information to its Amendment No. 2 to Preliminary Proxy Statement in order to update its disclosure for recent events, and not to address any specific staff comment:

(1) Disclosure regarding the September 7, 2007 retention of Morrow & Co., Inc. as the Company’s proxy solicitor and the estimated amount of such

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September 17, 2007

retention (see the Letter to the Stockholders, and pages iii and 40 of the Proxy Statement);

(2) The inclusion of Reed Conner & Birdwell, LLC into the beneficial ownership table based upon a Schedule 13G filed on August 29, 2007 (see pages 14, 41 and 116 of the Proxy Statement);

(3) The inclusion of Novamerican Steel Inc.’s high and low share prices for Third Quarter 2007, ended on August 24, 2007 (see pages 24 and 119 of the Proxy Statement); and

(4) An update with regard to the status of the various regulatory filings made by the Company in connection with the acquisition, and specifically the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act (see pages 19, 56, 93 and F-11 of the Proxy Statement).

The Company has also made clarifying language changes in the footnotes to the beneficial ownership tables (see pages 14, 41 and 116), in the description of the interest rates for borrowings by the Canadian borrowers (see pages 6, 13, 27, 54, 74 and 95) and corrected various grammatical corrections where necessary throughout the Proxy Statement.

2.

Please revise pages 1, 2 (“what is being voted on?”) and 10 to explain in greater detail the acquisition. We note that Novamerican stockholders will receive $56.00 in cash per share which equals a gross purchase price of $585.2 million. Please explain how the purchase price will be paid to the shareholders of Novamerican. Explain how the gross amount in excess of the $494.2 million will be paid to the Novamerican shareholders.

The Company has revised pages 1, 3, 11, 13, 54, 59 and 94 of the Proxy Statement (sections entitled “Summary of the Material Terms of the Acquisition”, “Questions and Answers about the Acquisition Proposal – What is being voted on?”, “Summary of the Proxy Statement – The Acquisition -- Acquisition Funding,” “The Acquisition Proposal” and “The Arrangement Agreement”) to explain in greater detail the acquisition and how the gross amount purchase price of $585.2 million will be paid to the Novamerican stockholders. Specifically, the Company has clarified that at closing of the acquisition, the Company’s subsidiary, Acquisitionco, will deposit $585.2 million in immediately available funds with a third party depositary for the benefit of the Novamerican stockholders. At the closing of the acquisition, such funds will be distributed to the Novamerican stockholders in exchange for a tender of all of the outstanding shares of Novamerican. Similarly, the Company has clarified the sources of the $585.2 million, including a $91.0 million intra-day closing day facility. The Company has also clarified that the reference to $494.2 million is the “net” purchase price to the Company as a result of

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September 17, 2007

the $91.0 million of cash that Novamerican is required to have on hand at closing and which will be acquired by the Company as part of the acquisition. The $91.0 million intra-day closing day facility is a bridge for the Company to use to fund the full $585.2 million purchase price until such time as it closes the acquisition and the $91.0 million of cash that Novamerican has on hand is owned by the Company. For further clarification, the $91.0 million of cash on hand after closing will be used by the Company to immediately repay the $91.0 million intra-day closing day facility.

3.

We note your response to comment two of our letter dated August 13, 2007 and we reissue in part our prior comment. We note that the company will finance a substantial portion of the purchase price with debt financing. Please revise the first full risk factor on page 26 to discuss the cash flows available to the company to make these payments based on your most recent statement of cash flows.

The risk factor on page 27 entitled “Novamerican’s operations may not be able to generate sufficient cash flow to meet our debt service obligations” indicates that the Company’s ability to make the payments on its indebtedness is dependent on the cash flow generated by the Novamerican operations after the acquisition. The Company has revised this risk factor to discuss the historical cash flows and indebtedness of Novamerican (both most recent six-month period as well as the most recent 3 full fiscal years) as an indicator of the cash flows that will be available to the Company to make its debt financing payments after the closing of the acquisition.

Summary of the Material Terms of the Acquisition, page 1

4.	Please briefly discuss the special dividend.

The Company has revised the disclosure on page 1 (section entitled “Summary of the Material Terms of the Acquisition”) to discuss the special dividend.

Questions and Answers About the Acquisition Proposal, page 2

“What vote is required in order to approve the acquisition approval?” page 3

5.	Please disclose the number of shares outstanding.

The Company has revised the disclosure on page 4 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal – What vote is required in order to approve the acquisition proposal?”) to disclose the number of shares outstanding.

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September 17, 2007

“How is Symmetry paying for the acquisition?” page 4

6.	In footnote (h), please clarify that Novamerican’s long-term debt was $0, if appropriate.

The Company has revised the disclosure in footnote (h) of the question “How is Symmetry paying for the acquisition?” on page 6 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) to clarify that Novamerican’s long term indebtedness and total debt at May 31, 2007 was $0.

“Did any of Symmetry’s officers or directors purchase securities in or after its initial public offering?” page 5

7.

Please disclose here or in a separate question and answer, whether officers and directors of the company intend to purchase additional units or shares of common stock from the company or from persons in the open market or private transactions prior to the vote upon the business combination. If such persons do intend to make purchases, please discuss how the purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. If such persons do not currently intend to make such purchases, disclose the factors that they would consider to make additional purchases.

The Company has revised the disclosure on page 7 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) to include a separate question and answer entitled “Will any of Symmetry’s officers or directors purchase additional shares prior to the vote on the acquisition proposal?” to address the question of whether the Company’s officers and directors intend to purchase additional units or shares of common stock from the Company or from persons in the open market or private transactions prior to the vote upon the business combination.

“What happens if the acquisition is not consummated?” page 7

8.

We note your response to comments 19 and 20 of our previous letter. It appears that the dissolution process is a separate issue if the acquisition is not consummated since Symmetry will continue to search for a business to acquire. Thus, the disclosure regarding the dissolution process could be more clearly presented if it were under a separate question and answer.

The Company has revised the disclosure on page 9 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal”) to include a separate question and answer entitled “What happens if Symmetry does

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September 17, 2007

not effect an initial business combination prior to June 12, 2008?” in order to separate the discussion regarding the Company’s dissolution process from the discussion of what the Company will do to seek another business combination if the acquisition proposal is not approved.

9.

We note the additional disclosure on page 9 that, “As Novamerican did not execute a release...against the trust account of its potential claim against Symmetry for the reverse break fee, Symmetry’s officers will indemnify if for such claim to the amount by which such claim actually reduces the funds held in the trust account.” This disclosure could be more clearly presented if discussed in relation to the break fee to be paid from the trust account on page 7.

The Company has revised the disclosure on pages 8-9 of the Proxy Statement (section entitled “Questions and Answers About the Acquisition Proposal – What happens if the acquisition is not consummated?”) to include the disclosure of the fact that Novamerican did not execute a release or waiver of claims against the trust account and the obligation of the Company’s officers to indemnify the Company to the extent that the payment of the reverse break fee to Novamerican reduces the amount of funds held in the trust account.

The Acquisition Proposal, page 41

Background of the Acquisition, page 41

10.	We note your response to comment 30 of our letter. Please clarify whether the non-disclosure agreements referred to at the top of page 43 are with entities other than Novamerican.

The Company has revised the disclosure on page 45 of the Proxy Statement (section entitled “The Acquisition Proposal – Background of the Acquisition”) to clarify that the non-disclosure agreements are with entities other than Novamerican.

Symmetry’s Reasons for the Acquisition and Recommendation of the Symmetry Board, page 46

Attractive Valuation, page 47

11.

We note your response to comment 36 of our letter. Please explain the statement “The facilities have no scheduled amortization until the ABL Facility matures in 2012, and the Senior Notes/Bridge Facility matures in 2015.”

The Company has revised the disclosure on page 50 of the Proxy Statement (section entitled “The Acquisition Proposal – Attractive Valuation”) to clarify that neither the ABL Facility nor the Senior Notes/Bridge Facility has scheduled

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September 17, 2007

principal payments until they mature in 2012 and 2015, respectively. The facilities have interest-only payments until maturity. The Company has also revised this language throughout the Proxy Statement.

Discounted Cash Flow Analysis, page 50

12.	Please explain whether the company considered the debt financing in its discounted cash flow analysis.

The Company has revised the disclosure on page 52 of the Proxy Statement (section entitled “The Acquisition Proposal – Attractive Valuation – Discounted Cash Flow Analysis”) to clarify that the discounted cash flow analysis was performed for the purpose of valuing Novamerican with its current capital structure and, accordingly, the acquisition debt financing was not taken into consideration for this analysis.

Debt Financing, page 52

13.

We note Exhibit A “Project Loan Star ...” to Exhibit 10.1 of the company’s l0-Q for the period ended June 30, 2007. Please discuss in greater detail in the proxy statement, the borrowers under the loan commitment letter. Please discuss in more detail the corporate structure and disclose the affiliate of the “US Borrower” that will pay the shareholders of Novamerican the cash consideration equal to US$585,200,000. We may have further comment.

The Company has revised the disclosure on page 54 of the Proxy Statement (section entitled “The Acquisition Proposal – Attractive Valuation – Debt Financing”) to discuss in greater detail the borrowers under the loan commitment letter and the corporate structure and the affiliate of the “US Borrower” that will pay the shareholders of Novamerican the cash consideration equal to $585.2 million. In addition, the Company has revised the disclosure throughout the Proxy Statement to clearly define the borrowers under the loan commitment letter and the relationship between the borrowers and Acquisitionco, the Company’s subsidiary responsible for paying the purchase price consideration to the Novamerican stockholders (see pages ii, 13 and 94).

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Novamerican page 67

Liquidity and Capital Resource, pages 70

14.

Please discuss in greater detail the effect that the additional debt will have upon the company’s liquidity as required by Item 303(a) of Regulation S-K. Please discuss Novamerican’s recent cash flows and its ability to meet existing and

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reasonably likely cash requirements, e.g., payments upon the additional debt. The disclosure should also focus on their available resources to satisfy those cash requirements. In addition, the disclosure should include the impact that the debt covenants may have on their ability to undertake additional debt or equity financing, e.g., debt incurrence restrictions. In an effort to assist you in this regard, please refer to the Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, Release Nos. 33-8350 (December 19, 2003) at http://www.sec.gov/rules/interp/33-8350.htm. The company may want to revise Symmetry’s MD&A section as applicable.

The Company has revised the disclosure on pages 72-74 of the Proxy Statement (section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Novamerican – Liquidity and Capital Resources”) to discuss in greater detail Novamerican’s recent cash flows and its ability to meet existing and reasonably likely cash requirements, their long term indebtedness subsequent to the acquisition and the effect that the additional debt will have upon Novamerican’s liquidity subsequent to the acquisition and the acquisition debt financing. The Company has also revised the disclosure on page 93 of the Proxy Statement (section entitled “Information About Symmetry – Management’s Discussion and Analysis of Financial Condition and Results of Operations of Symmetry – Liquidity and Capital Resources”) to discuss the acquisition financing and the impact of such indebtedness on the Company’s liquidity subsequent to the acquisition.

Annexes

15.	Please include the loan commitment letter, along with its exhibits, as an annex to the proxy statement and any other material agreements to the business combination.

The Company has included the loan commitment letter dated July 6, 2007, along with its exhibits, as an annex to the Proxy Statement.

The Company appreciates the efforts of the SEC and your staff in reviewing its proxy statement and your continued efforts in assisting the Company to a definitive proxy statement. To this end, and further to my prior discussions with the staff, the Company would like to highlight that, pursuant to section 6.2(c)(i) of the Arrangement Agreement, the agreement with Novamerican Steel Inc. will terminate on November 30, 2007, if the acquisition is not closed prior to that time. Moreover, the commitment letter received by the Company for the debt financing for the acquisition will expire on December 31, 2007. A failure by the Company to maintain its committed debt financing would be a breach of its obligations under the Arrangement Agreement. Thus, it is critical to the Company to work expeditiously to a definitive proxy statement that provides sufficient lead time for it

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to schedule its stockholders meeting and for Novamerican to schedule its stockholders meeting in compliance with Canadian law, prior to the expiration of the relevant agreements. We are fully committed to working with you and your staff to respond to your comments and to provide you with all the information you require in order to reach this goal. Accordingly, should you have any questions regarding the Company’s response herein to your comments or the additional disclosures in Amendment No. 2 to the Preliminary Proxy Statement, please contact the undersigned at (646) 429-1540 or (917) 207-7924.

Very truly yours,

Karen G. Narwold, Esq.

cc:	Corrado De Gasperis, Chief Executive Officer

                    Symmetry Holdings Inc.

                    Ronald E. Alper, Esq.

                    Thomas Kluck, Esq.

                    Securities and Exchange Commission

                    Todd E. Mason, Esq.

                    Mintz, Levin, Cohn, Ferrsis, Glovsky and Popeo P.C.